09057546

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-34031

Processing Section

FEB 25 2009

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cambridge Way, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5214 Maryland Way, Suite 309
(No. and Street)

Brentwood	Tennessee	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maggie Nuzum (615) 371-9002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue, North Suite 2150	Nashville	Tennessee	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Maggie Nuzum**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cambridge Way, Inc.**, as of **December 31**, 20 **08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maggie Nuzum
Signature

Senior Vice President
Title

Karen H. Vaughan
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. **Statement of cash flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. **Not Required**
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Cambridge Way, Inc.
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of Cambridge Way, Inc. as of December 31, 2008, and the related statements of income (loss), changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Way, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
February 21, 2009

CAMBRIDGE WAY, INC.

Statement of Financial Condition

December 31, 2008

Assets

Cash	$	20,096
Deposit with clearing organization		50,000
Commissions receivable		35,649
Prepaid expenses		11,139
Due from affiliate		50,722
Property and equipment, net:		
Office equipment		42,534
Furniture and fixtures		37,312
		79,846
Less accumulated depreciation		(77,371)
Property and equipment, net		2,475
Deposits		4,705
Total assets	$	174,786

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	31,762
Accounts payable and accrued expenses		773
Total liabilities		32,535
Stockholder's equity:		
Common stock (no par value), 1,000 shares, authorized, issued and outstanding		1,000
Additional paid-in capital		32,616
Treasury stock (300 shares at cost)		(6,595)
Retained earnings		115,230
Total stockholder's equity		142,251
Total liabilities and stockholder's equity	$	174,786

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Statement of Income (Loss)

For the Year Ended December 31, 2008

Revenues:	
Commissions	$ 653,352
Interest and dividends	1,767
Other income	106,268
Total revenues	761,387
Operating expenses:	
Commission expense	494,511
Insurance	33,569
Professional fees	29,548
Telephone	9,264
Other taxes	1,127
Office supplies and expense	31,145
Automobile and travel	6,645
Depreciation	1,754
Dues and subscriptions	20,689
Licenses, bonds, and fees	32,492
Management fee	46,433
Advertising	3,521
Miscellaneous	2,650
Rent	31,940
Total operating expenses	745,288
Income before income taxes	16,099
Provision for income taxes	-
Net income	$ 16,099

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2007	$ 1,000	32,616	(6,595)	99,131	126,152
Net income	-	-	-	16,099	16,099
Balance at December 31, 2008	$ 1,000	32,616	(6,595)	115,230	142,251

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Statement of Changes in Subordinated Liabilities

For the Year Ended December 31, 2008

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Statement of Cash Flows

For the Year Ended December 31, 2008

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net income		$ 16,099
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 1,754	
Changes in operating assets and liabilities:		
Decrease in commissions receivable	11,142	
Increase in prepaid expenses	(11,139)	
Decrease in commissions payable	(6,633)	
Increase in accounts payable and accrued expenses	261	
Total adjustments		(4,615)
Net cash provided by operating activities		11,484
Cash flows from investing activities:		
Increase in due from affiliate	(50,722)	
Net cash used in investing activities		(50,722)
Net decrease in cash and cash equivalents		(39,238)
Cash and cash equivalents at beginning of year		59,334
Cash and cash equivalents at end of year		$ 20,096

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Notes to Financial Statements

December 31, 2008

(1) ***Organization***

Cambridge Way, Inc. is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution.

(2) ***Summary of Significant Accounting Policies***

(a) ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers all cash, money market funds and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality.

(b) ***Property and Equipment***

Property and equipment is stated at cost. Depreciation is provided over the assets' estimated useful lives using accelerated methods. Furniture and fixtures are generally depreciated over seven years while office equipment is depreciated over five years.

Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals or betterments are capitalized. When property is retired or sold, the cost and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

(c) ***Revenue Recognition***

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(d) ***Income Taxes***

The Company has elected to be taxed as a Subchapter "S" corporation for federal income tax purposes. As such, all federal taxable income and losses pass through to the individual stockholder for inclusion in the personal income tax return and the Company recognizes only state income taxes in the financial statements.

The amount provided for state income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

(2) Summary of Significant Accounting Policies, Continued

(e) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Advertising Costs

Advertising costs are expensed as incurred.

(3) Net Capital Requirements and Other Restrictions

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum capital equal to $50,000. At December 31, 2008, the Company had net capital as defined of $71,821.

The Company maintains an agreement for clearing services with a broker-dealer registered with the Securities and Exchange Commission. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition. In addition, the clearing agreement established a minimum capital requirement of $100,000 to be maintained by the Company. As the Company's net capital at December 31, 2008 dropped below the minimum requirement established by the clearing broker, the Company provided notification to the clearing broker of its intention to remedy this situation.

(4) Due from Affiliate

The advances of $50,722 at December 31, 2008 represent unsecured non-interest bearing advances made to an affiliated company that is solely-owned by the Company's 100% shareholder. The account is used for clearing of expense allocation between the Company and its affiliate.

(5) Related Party Transactions

Substantially all expenses of the Company, except commission expense and other directly related expenses, represent allocations of such expenses from its affiliate. Both companies share office facilities and incur other common overhead expenses. The Company was allocated 70% of those common expenses for the period January 1, 2008 to December 31, 2008. The affiliate also pays the stockholder's and all other compensation. In addition to the allocated expenses, the Company paid the affiliate $46,433 for management services for the year ended December 31, 2008.

(5) *Related Party Transactions, Continued*

Under a rental arrangement, the affiliated company has noncancelable lease obligations associated with the office facilities through August 11, 2009. The affiliated company's remaining required lease obligation as of December 31, 2008 is $61,104.

The Company shares in this rental obligation through the affiliated company's allocation of common overhead expenses.

(6) *Income Taxes*

As previously mentioned, the Company is taxed as a Subchapter "S" corporation for federal income tax purposes with all federal taxable income and losses passing through to the individual stockholder.

State net operating loss carryforwards totaling approximately $62,000 were available for current year net income as determined for state income tax purposes. The remaining state net operating loss carryforward at December 31, 2008 of approximately $46,000 is available for state income tax purposes through 2020.

(7) *Receivable from Clearing Organizations and Payable to Brokers*

Amounts receivable from clearing organizations and payable to brokers at December 31, 2008, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 35,649	31,762

(8) *Commission Concentrations*

During 2008, two of the registered representatives utilized by the Company through an independent contractor arrangement, were paid approximately $450,000 in commissions. This amount represents approximately 90% of the total commission expense for 2008. These two individuals were responsible for generating the vast majority of the Company's commission revenue for the current year.

CAMBRIDGE WAY, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008

Total stockholder's equity	$ 142,251
Less nonallowable assets and haircuts:	
Deposits	4,705
Property and equipment, net	2,475
Prepaid expenses	11,139
Due from affiliate	50,722
Receivable from fund companies, outstanding greater than 30 days	1,389
Haircuts	-
Total nonallowable assets and haircuts	70,430
Net capital	71,821
Net capital required	50,000
Excess net capital	$ 21,821

CAMBRIDGE WAY, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAMBRIDGE WAY, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAMBRIDGE WAY, INC.

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2008

A reconciliation of the net capital computed with the computation of net capital on the December 31, 2008 FOCUS Report - Part IIA is shown below:

Net capital computed on Schedule 1 and as computed on the Company's FOCUS Report - Part IIA (unaudited) at December 31, 2008	$ 71,821

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAMBRIDGE WAY, INC.

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2008

Not Applicable

CAMBRIDGE WAY, INC.

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2008

None

CAMBRIDGE WAY, INC.

Financial Statements and Supplementary Data

December 31, 2008

(With Independent Auditor's Report Thereon)

MAGGART & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NASHVILLE, TENNESSEE

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Independent Auditor's Report on Internal Control

To the Board of Directors
Cambridge Way, Inc.
Brentwood, Tennessee

In planning and performing our audit of the financial statements of Cambridge Way, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

MAGGART & ASSOCIATES, P.C.

Nashville, Tennessee
February 21, 2009

CAMBRIDGE WAY, INC.

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